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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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

Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 22, 2005

FIRST QUARTER 2005 RESULTS              2

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  GRUPO IUSACELL, S.A. DE C.V.


Date: April 22, 2005                                     /s/ Fernando Cabrera
                                                         -----------------------
                                                  Name:  Fernando Cabrera
                                                  Title: Attorney in fact

                                                         /s/ Jose Luis Riera
                                                         -----------------------
                                                  Name:  Jose Luis Riera
                                                  Title: Attorney in fact

FIRST QUARTER 2005 RESULTS              3

[LOGO OF IUSACELL]                                             INVESTOR CONTACTS
       Pensamos en ti
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                       5109-5927

                                                             J. Victor Ferrer V.
                                                                 Finance Manager
                                                                       5109-5273
                                                         vferrer@iusacell.com.mx

FIRST QUARTER 2005 RESULTS

MEXICO CITY, April 22, 2005 - Grupo Iusacell, S.A. de C.V. (NYSE: CEL) (BMV:
CEL) (Iusacell or the Company) today announced unaudited financial results for the first quarter 2005/1/.

Grupo Iusacell showed a 21.6% increase in revenues, from Ps. 1,096 million in the first quarter of 2004 to Ps. 1,333 million in the first quarter of 2005.

During the same period, operating income before depreciation and amortization increased 92.9%, to Ps. 267 million, in comparison with the Ps. 138 million recorded in the same period the year before.

Grupo Iusacell closed the first quarter of 2005 with 1.55 million subscribers.

Highlights:

Million of Pesos/2/, except percentages

                                              1Q         1Q      Change
                                             2004       2005       %
                                           --------   --------   --------
Revenue (net of commissions)                  1,096      1,333       21.6%

Total Cost                                      711        659      -7.3%

Total Operating Expenses                        247        407       64.9%

Operating Income before Depreciation and
 amortization                                   138        267       92.9%

Net Loss                                       (361)      (365)       1.0%

----------
/2/  Constant March 31,2005 pesos.

The 21.6% increase in revenues was primarily due to: (1) an increase in postpaid revenues as a result of an increase in minutes of use per subscriber, (2) an increase in revenues from airtime and value-added services, (3) a net increase of approximately 255,000 subscribers as compared to the first quarter of 2004, and (4) revenues derived from exchange of capacity services provided to Unefon.

--------
/1/ Unless otherwise noted, all monetary figures are expressed in Mexican pesos as of March 31, 2005 in accordance to Mexican GAAP. The symbols "Ps$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

FIRST QUARTER 2005 RESULTS              4

Our total costs for the first quarter of 2005 decreased by 7.3% to Ps. 659 million compared to the Ps. 711 million recorded for the same period in the prior year. This decrease was primarily due to a reduction in the cost of handset subsidies resulting from a change in accounting policy regarding the recognition of postpaid subsidies, as more fully explained below.

Operating expenses during the first quarter of 2005 were Ps. 407 million, an increase of 64.9% as compared to the first quarter of 2004. This increase was mainly due to (1) an increase in personnel expenses due to the establishment of regional sales and customer service structures in line with our strategy of providing the best service to our clients, (2) an increase in advertising costs due to the launching of new products and special promotions, (3) an increase in external personnel expenses related to the opening of new distribution channels, and (4) an increase in doubtful receivables reserves.

Iusacell recorded an operating income before depreciation and amortization in the first quarter of 2005 of Ps. 267 million, a 92.9% increase as compared to the Ps. 138 million recorded in the first quarter of 2004. This increase was primarily due to the increase in revenues and decrease in costs described above.

The net loss of Ps. 365 million recorded in the first quarter of 2005 represented a slight increase when compared to the net loss of Ps. 361 million recorded in the same period the year before. This increase was primarily due to a Ps. 179 million increase in comprehensive financing cost due to a reduction in net monetary gain and a foreign exchange loss, offset by an increase in the operating incomer berfore depreciation and amortization and a reduction in the depreciation and amortization.

During the first quarter of 2005, the Company made investments of approximately US$15 million, used primarily to expand the coverage and capacity of its 3-G network.

RECENT EVENTS

CHANGES IN ACCOUNTING POLICIES
Beginning with the first quarter of 2005, the Company has made the following changes to its accounting policies:

1. Sales commissions not directly related to the activation of handsets are reclassified, and are now presented as a deduction in gross revenues instead of being recorded as sales expenses as was previously done. The purpose of this change is to match revenues directly with the costs that give rise to such revenues.

2. Income from the sale of fixed assets is reclassified and is now presented after operating income before depreciation and amortization. We consider that this item should not affect operating income as it is derived from an activity that is not part of the Company's core business.

3. The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other costs) is presented as a single item, with the following alternatives:

i. The subsidy for postpaid handsets is deferred at the time of activation and is amortized on a straight-line based on the life of the contract with the client. In the past, the subsidy was recognized in the income statement at the time the handset was delivered to the client.

ii. The policy related to the subsidy for prepay handsets has not changed, it continues being recognized in the income statement at the time the handset is delivered to the client .

FIRST QUARTER 2005 RESULTS              5

Iusacell received from the Mexican Federal Telecommunicactions Commission (COFETEL) the results of the auction of PCS frequencies
Grupo Iusacell, through its subsidiary Iusacell PCS de Mexico, was allocated by the COFETEL 10 MHZ in the PCS regions 2, 3, 5, 6, 7, 8 and 9.

DEBT RESTRUCTURING
The Company continues negotiations with several of its creditors, seeking to obtain a comprehensive restructuring agreement as soon as possible.

                               * * * * * * * * * *

ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month March 31, 2005, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at March 31, 2005.

FIRST QUARTER 2005 RESULTS              6

                    GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
            COMPARISON OF FIRST QUARTER 2005 WITH FIRST QUARTER 2004
             (figures in thousands of constant March 31, 2005 Pesos)

                                                                                                       GROWTH
                                                         1Q04                        1Q05            1Q05 / 1Q04
                                                -----------------------     ---------------------    -----------
ASSETS
Current Assets
Cash and marketable securities                           3,224        0%           3,289        0%           2.0%
Accounts receivable, net                               596,526        5%         343,882        3%         -42.4%
Related parties                                         92,382        1%         112,378        1%         100.0%
Recoverable taxes and other                            246,985        2%         488,235        5%          97.7%
Inventories                                            295,576        2%         154,533        1%         -47.7%
TOTAL CURRENT ASSETS                                 1,234,693       10%       1,102,317       10%         -10.7%

Property and equipment, net                          7,813,248       64%       6,859,353       63%         -12.2%
Excess of cost of investments in subsidiaries
over book value, net                                 1,979,139       16%       1,810,908       17%          -8.5%
Other assets                                         1,138,988        9%       1,063,352       10%          -6.6%

TOTAL ASSETS                                        12,166,068      100%      10,835,930      100%         -10.9%
LIABILITIES AND
SHAREHOLDERS'EQUITY
Current Liabilities
Accrued liabilities                                  1,679,358       14%       2,962,757       27%          76.4%
Related parties                                         54,180        0%         241,731        2%         346.2%
Accounts payable                                       588,862        5%         299,230        3%         -49.2%
Short-term debt                                      9,239,930       76%       8,849,659       82%          -4.2%
TOTAL CURRENT LIABILITIES                           11,562,330       95%      12,353,377      114%           6.8%

Noncurrent liabilities                                  96,872        1%          25,241        0%         -73.9%
TOTAL LIABILITIES                                   11,659,202       96%      12,378,618      114%           6.2%

Minority interest                                      -43,256        0%         -89,934       -1%         107.9%
Shareholders' Equity
Capital stock                                        7,872,256       65%       7,878,374       73%           0.1%
Legal reserve                                           22,125        0%          22,125        0%           0.0%
Capital contributions                                1,549,145       13%       1,549,145       14%           0.0%
Net income (loss)                                     -361,126       -3%        -364,846       -3%           1.0%
Accumulated earnings from prior years               -8,761,772      -72%     -10,767,046      -99%          22.9%
Excess from restatement of shareholders's
equity                                                 229,494        2%         229,494        2%           0.0%

TOTAL SHAREHOLDERS' EQUITY                             550,122        5%      -1,452,754      -13%        -364.1%

TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY                               12,166,068      100%      10,835,930      100%         -10.9%

FIRST QUARTER 2005 RESULTS              7

                  GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
            COMPARISON OF FIRST QUARTER 2005 WITH FIRST QUARTER 2004
             (figures in thousands of constant March 31, 2005 Pesos)

                                                                                                       GROWTH
                                                         1Q04                        1Q05            1Q05 / 1Q04
                                                -----------------------     ---------------------    -----------
REVENUE
Service                                              1,201,338    109.6%       1,434,320    107.6%          19.4%
Commissions                                           (105,250)    -9.6%        (101,341)    -7.6%          -3.7%
NET REVENUE                                          1,096,088    100.0%       1,332,979    100.0%          21.6%

Cost of services                                       459,006     41.9%         583,048     43.7%          27.0%
Handsets subsidy                                       252,048     23.0%          76,132      5.7%         -69.8%
TOTAL COSTS                                            711,054     64.9%         659,180     49.5%          -7.3%

GROSS PROFIT                                           385,034     35.1%         673,799     50.5%          75.0%

Sales & advertising expenses                           173,730     15.9%         281,098     21.1%          61.8%
General and administrative expenses                     72,890      6.7%         125,701      9.4%          72.5%
TOTAL OPERATING EXPENSES                               246,620     22.5%         406,799     30.5%          64.9%

OPERATING INCOME BEFORE DEPRECIATION
AND AMORTIZATION                                       138,414     12.6%         267,000     20.0%          92.9%

Depreciation and amortization                          517,674     47.2%         384,997     28.9%         -25.6%

OPERATING   LOSS                                      (379,260)   -34.6%        (117,997)    -8.9%         -68.9%
(Profit) loss from fixed assets sales                  (99,216)    -9.1%             169      0.0%        -100.2%
Other (income) expense                                       -      0.0%          32,396      2.4%         100.0%

Interest expense, net                                  256,721     23.4%         265,370     19.9%           3.4%
Foreign exchange loss (gain)                           (54,565)    -5.0%          19,728      1.5%        -136.2%
Gain from monetary position                           (179,302)   -16.4%         (83,110)    -6.2%         -53.6%
INTEGRAL FINANCING COST                                 22,854      2.1%         201,988     15.2%         783.8%

LOSS BEFORE TAXES                                     (302,898)   -27.6%        (352,550)   -26.4%          16.4%

Equity participation in net loss
(income) of subsidiaries                                    25      0.0%               -      0.0%        -100.0%
Taxes                                                   57,913      5.3%          13,678      1.0%         -76.4%

LOSS  BEFORE  MINORITY INTEREST                       (360,836)   -32.9%        (366,228)   -27.5%           1.5%

Minority interest                                          290      0.0%          (1,382)    -0.1%        -576.6%

NET LOSS                                              (361,126)   -32.9%        (364,846)   -27.4%           1.0%

FIRST QUARTER 2005 RESULTS              8

                GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
            COMPARISON OF FIRST QUARTER 2005 WITH FIRST QUARTER 2004
             (figures in thousands of constant March 31, 2005 Pesos)

                                                                                                       GROWTH
                                                         1Q04                        1Q05            1Q05 / 1Q04
                                                -----------------------     ---------------------    -----------
ASSETS
Current Assets
Cash and marketable securities                           2,288        0%           1,532        0%         -33.0%
Accounts receivable, net                               588,736        6%         344,543        4%         -41.5%
Related parties                                        265,880        2%         287,904        3%           8.3%
Recoverable taxes and other                            247,454        2%         426,204        4%          72.2%
Inventories                                            295,576        3%         154,533        2%         -47.7%
TOTAL CURRENT ASSETS                                 1,399,934       13%       1,214,716       13%         -13.2%

Property and equipment, net                          7,006,911       66%       6,291,560       66%         -10.2%
Excess of cost of investments in subsidiaries
over book value, net                                 1,784,825       17%       1,626,000       17%          -8.9%
Other assets                                           466,287        4%         440,385        5%          -5.6%

TOTAL ASSETS                                        10,657,957      100%       9,572,661      100%         -10.2%
LIABILITIES AND SHAREHOLDERS'EQUITY
Current Liabilities
Accrued liabilities                                    627,569        6%       1,343,156       14%         114.0%
Related parties                                         85,165        1%         242,744        3%         185.0%
Accounts payable                                       492,647        5%         271,760        3%         -44.8%
Short-term debt                                      4,847,226       45%       4,642,492       48%          -4.2%
TOTAL CURRENT LIABILITIES                            6,052,607       57%       6,500,152       68%           7.4%

Noncurrent liabilities                                     690        0%             479        0%         -30.6%
TOTAL LIABILITIES                                    6,053,297       57%       6,500,631       68%           7.4%

Minority interest                                      -43,256        0%         -89,934       -1%         107.9%
Shareholders' Equity
Capital stock                                       17,559,214      165%      17,559,214      183%           0.0%
Legal reserve                                           31,266        0%          31,266        0%           0.0%
Capital contributions                                  108,191        1%         108,191        1%           0.0%
Net income (loss)                                     -271,117       -3%        -323,284       -3%          19.2%
Accumulated earnings from prior
years                                              -12,004,893     -113%     -13,438,678     -140%          11.9%
Excess from restatement of
shareholder's equity                                  -774,745       -7%        -774,745       -8%           0.0%

TOTAL SHAREHOLDERS' EQUITY                           4,647,916       44%       3,161,964       33%         -32.0%

TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY                               10,657,957      100%       9,572,661      100%         -10.2%

FIRST QUARTER 2005 RESULTS              9

              GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
            COMPARISON OF FIRST QUARTER 2005 WITH FIRST QUARTER 2004
             (figures in thousands of constant March 31, 2005 Pesos)

                                                                                                        GROWTH
                                                         1Q04                        1Q05            1T05 / 1T04
                                                -----------------------     ---------------------    -----------
REVENUE
Service                                              1,241,850    109.3%       1,456,771    107.5%          17.3%
Commissions                                           (105,250)    -9.3%        (101,341)    -7.5%          -3.7%
NET REVENUE                                          1,136,600    100.0%       1,355,430    100.0%          19.3%

Cost of services                                       465,594     41.0%         722,748     53.3%          55.2%
Handsets subsidy                                       252,048     22.2%          76,132     5.6%          -69.8%
TOTAL COSTS                                            717,642     63.1%         798,880     58.9%          11.3%

GROSS PROFIT                                           418,958     36.9%         556,550     41.1%          32.8%

Sales & advertising expenses                           173,280     15.2%         280,816     20.7%          62.1%
General and administrative expenses                     69,569      6.1%         121,188      8.9%          74.2%
TOTAL OPERATING EXPENSES                               242,849     21.4%         402,004     29.7%          65.5%

OPERATING INCOME BEFORE DEPRECIATION AND
AMORTIZATION                                           176,109     15.5%         154,546     11.4%         -12.2%

Depreciation and amortization                          477,332     42.0%         348,428     25.7%         -27.0%

OPERATING LOSS                                        (301,223)   -26.5%        (193,882)   -14.3%         -35.6%
(Profit) loss from fixed assets sales                  (71,613)    -6.3%             169      0.0%        -100.2%
Other (income) expense                                       -      0.0%          32,399      2.4%         100.0%

Interest expense, net                                   95,722      8.4%         110,138      8.1%          15.1%
Foreign exchange loss (gain)                           (21,091)    -1.9%           9,495      0.7%        -145.0%
Gain from monetary position                            (85,684)    -7.5%         (34,928)    -2.6%         -59.2%
INTEGRAL FINANCING COST                                (11,053)    -1.0%          84,705      6.2%        -866.4%

LOSS BEFORE TAXES                                     (218,557)   -19.2%        (311,155)   -23.0%          42.4%

Equity participation in net loss (income)
of subsidiaries                                             25      0.0%               -      0.0%        -100.0%
Taxes                                                   52,245      4.6%          13,511      1.0%         -74.1%

LOSS  BEFORE  MINORITY INTEREST                       (270,827)   -23.8%        (324,666)   -24.0%          19.9%

Minority interest                                          290      0.0%          (1,382)    -0.1%        -576.6%

NET LOSS                                              (271,117)   -23.9%        (323,284)   -23.9%          19.2%

FIRST QUARTER 2005 RESULTS             10